Exhibit 99.1

NASUS PHARMA LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026

UNAUDITED

U.S DOLLARS IN THOUSANDS

F-1

NASUS PHARMA LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in U.S. dollars in thousands, except share and per share amounts)

	June 30, 2026	December 31, 2025
Asset
Current assets
Cash and cash equivalents	$7,818	$1,237
Restricted cash	86	54
Short-term deposit	4,000	3,049
Prepaid expenses and other current assets	407	515

Total current assets	12,311	4,855

Right-of-use assets	120	135
Property and equipment, net	18	14

Total Assets	$12,449	$5,004

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$347	$829
Accrued expense and other current liabilities (of which $94 and $136 are to related parties as of June 30, 2026 and December 31, 2025, respectively)	568	806
Current operating lease liabilities	54	45
Current liabilities related to discontinued operations	435	483

Total current liabilities	1,404	2,163

Noncurrent operating lease liabilities	49	73

Total Liabilities	1,453	2,236

Commitments and contingencies (see Note 5 )

Shareholders’ equity
Ordinary Shares, no par value; 50,000,000 shares authorized. 11,710,808 and 9,015,383 shares issued as of June 30,2026 and December 31, 2025, respectively.	-	-
Additional paid-in capital	35,458	21,288
Accumulated deficit	(24,462)	(18,520)
Total Shareholders’ Equity	10,996	2,768

Total Liabilities and Shareholders’ Equity	$12,449	$5,004

The accompanying notes are an integral part of these financial statements.

F-2

NASUS PHARMA LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in U.S. dollars in thousands, except share and per share amounts)

	Six Months Ended June 30,
	2026	2025

Operating expenses:
Research and development (of which $320 and $295 are with related parties in 2026 and 2025, respectively)	$2,589	$289
General and administrative (of which $839 and $286 are with related parties in 2026 and 2025, respectively)	3,452	528
Total operating expenses	6,041	817
Operating loss from continuing operations	(6,041)	(817)

Change in fair value of convertible securities	-	(326)

Interest income	128	-

Other expenses, net	(35)	(51)
Loss from continuing operations	(5,948)	(1,194)
Net income (loss) from discontinued operations	6	(58)
Net loss	$(5,942)	$(1,252)

Per share data
Loss per share attributable to shareholders:
Basic	$(0.54)	$(0.17)
Diluted	$(0.54)	$(0.17)
Weighted average Ordinary Shares outstanding – basic	11,070,458	7,362,906
Weighted average Ordinary Shares outstanding – diluted	11,070,458	7,362,906

The accompanying notes are an integral part of these financial statements.

F-3

NASUS PHARMA LTD.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’

EQUITY (DEFICIT)

(Amounts in U.S. dollars in thousands, except share and per share amounts)

			Additional
	Ordinary Shares*		Paid- in	Accumulated	Shareholders’
	Shares	Amount	Capital	Deficit	Deficit

Balance as of December 31, 2024	7,362,906	$20	$9,432	$(12,664)	$(3,212)
Shared based compensation	-	-	150	-	150
Net loss	-	-	-	(1,252)	(1,252)
Balance as of June 30, 2025	7,362,906	20	9,582	(13,916)	(4,314)

			Additional
	Ordinary Shares		Paid- in	Accumulated	Shareholders’
	Shares	Amount	Capital	Deficit	Equity

Balance as of December 31, 2025	9,015,383	-	21,288	(18,520)	2,768
Issuance of Ordinary Shares and Ordinary Warrants in a private placement (see Note 1d)	2,695,425	-	13,657	-	13,657
Shared based compensation	-	-	513	-	513
Net loss	-	-	-	(5,942)	(5,942)
Balance as of June 30, 2026	11,710,808	-	35,458	(24,462)	10,996

*	Unless otherwise stated, the term Ordinary Shares in these financial statements refers to all classes of shares, including Ordinary Shares, as well as the Class A Ordinary Shares, Class A-1 Ordinary Shares, Class A-2 Ordinary Shares and Class A-3 Ordinary Shares, Class A-3A Ordinary Shares and Class A-3B Ordinary Shares which converted into Class Ordinary Shares at a 1:1 ratio in connection with the closing of the Company’s initial public offering on August 13, 2025.

The accompanying notes are an integral part of these financial statements.

F-4

NASUS PHARMA LTD. AND ITS SUBSIDIARY

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
(Amounts in U.S. dollars in thousands)	2026	2025

Cash flows from operating activities:
Net loss	$(5,942)	$(1,252)

Less: Net loss (income) from discontinued operations	(6)	58

Loss from continuing operations	(5,948)	(1,194)

Adjustments to reconcile loss from continuing operations to net cash used in operating activities:
Share-based compensation	513	150
Change in fair value of convertible securities	-	326
Effect of exchange rates	(2)	6
Change in operating assets and liabilities:
Prepaid expenses and other current assets	108	88
Accounts payable	(483)	13
Non- cash lease expense	14	-
Operating lease liabilities	(15)	-
Accrued expense and other current liabilities	(182)	178
Cash used in operating activities from continuing operations	(5,995)	(433)
Net cash used in operating activities from discontinued operations	(41)	-
Net cash used in operating activities	$(6,036)	$(433)

Cash flows from investing activities:
Short-term deposit	(951)	-
Purchase of property and equipment	(4)	-
Cash used in investing activities from continuing operations	(955)	-
Cash used in investing activities from discontinued operations	-	-
Cash used in investing activities	$(955)	$-

Cash flows from financing activities:
Proceeds from issuance of convertible securities (of which $0 and $50 are with related parties in 2026 and 2025, respectively)	-	435
Payments in connection with initial public offering costs	(55)	(75)
Proceeds from issuance of Ordinary Shares and Ordinary Warrants in a private placement, net	13,657
Net cash provided by financing activities	$13,602	$360
Cash used in financing activities from discontinued operations	-	-
Net cash provided by financing activities	$13,602	360
Effect of exchange rate changes on cash, cash equivalents and restricted cash	2	(6)
Net increase (decrease) in cash and cash equivalents	6,613	(79)
Cash, cash equivalents and restricted cash at beginning of period	1,291	311

Cash, cash equivalents and restricted cash at end of period	$7,904	$232
Supplemental disclosure of non-cash financing activities:
Offering cost included in accrued expense and other current liabilities	$-	43

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the balance sheets to the total of the same such amounts shown on the statements of cash flows.

	June 30, 2026	June 30, 2025
Cash and cash equivalents	$7,818	$203
Restricted cash	86	29
Cash, cash equivalents and restricted cash at end of period	$7,904	$232

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-5

NASUS PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars in thousands, except share and per share amounts)

NOTE 1:	ORGANIZATION AND NATURE OF THE BUSINESS

a.	Description of the Business

Nasus Pharma Ltd. (the “Company”) was incorporated in May 2019 under the laws of the State of Israel. The Company is a clinical stage specialty pharmaceutical company focused primarily on the development of innovative intranasal products . The Company is developing a powder-based intranasal technology with a specialized product portfolio to address acute medical conditions and public health threats. The Company’s lead product candidate is NS002, an intranasal powder Epinephrine nasal spray for the treatment of type 1 severe allergies and anaphylaxis. The Company has also been developing NS001, an intranasal naloxone powder nasal spray for the treatment of opioid overdose. In addition, the Company is developing NS003, an intranasal powder formulation of ondansetron for the treatment of chemotherapy-induced and postoperative nausea and vomiting. Following the successful completion of its Phase 3 clinical trial, the Company has paused development activities for NS001 and is evaluating potential partnering opportunities and strategic alternatives for the program.

The Company has a wholly-owned subsidiary in Delaware, Nasus Pharma, Inc., which has had no operations since its incorporation in June 2026. The Company incorporated the subsidiary for future anticipated activity in the United States.

b.	Liquidity and Going Concern

The financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”) on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

Since inception, the Company has devoted substantially all of its efforts to business planning, research and development, conducting clinical trials and securing capital resources. The Company remains in the development and clinical stage and has not generated revenue from its product candidates to date. As a result, the magnitude of future operating losses and the timing of achieving profitability remain uncertain.

During the six months ended June 30, 2026, the Company incurred a net loss of $5,942 (and a loss of $5,948 from continuing operations) and used net cash flows from operations of $6,036 (and cash used in continuing operations was $5,995). Additionally, as of June 30, 2026, the Company had an accumulated deficit of $24,462.

The Company has funded its operations to date primarily through equity financing and the issuance of convertible securities in the form of simple agreements of future equity (“SAFE”) (see Note 3). Additionally, on August 14, 2025, the Company successfully completed its initial public offering (“IPO”), and, on September 30, 2025, closed on a partial exercise of the over-allotment option by the underwriters of its IPO, raising an aggregate of $10.0 million in gross proceeds. On February 13, 2026, the Company closed a private placement transaction with certain institutional and accredited investors for the issuance of Ordinary Shares and warrants to purchase Ordinary Shares (the “Ordinary Warrants”), for aggregate gross proceeds of $15.0 million.

Additional funding will be required to complete the Company’s research and development and clinical trials, to attain regulatory approvals, to begin the commercialization efforts of the Company’s products and to achieve a level of sales adequate to support the Company’s cost structure. While the Company has been able to raise outside capital in the past, there is no assurance that it will be able to successfully obtain additional financing on a timely basis in terms acceptable to the Company.

Management expects that the Company will continue to generate losses from the clinical development and regulatory activities of its product candidates, which would result in negative cash flow from operating activity. This has led management to conclude that there is substantial doubt about the Company’s ability to continue as a going concern. The Company’s consolidated financial statements do not reflect any adjustments that might result from the outcome of this uncertainty

c.	Stock split

On August 6, 2025, the Company effected a forward share split at a ratio of 1-for-4.77008. All share and per share amounts for Ordinary Shares, share options and loss per share amounts have been adjusted to give retroactive effect to the forward share split for all periods presented in these consolidated financial statements.

d.	Initial Public Offering and Private Placement

On August 14, 2025, the Company closed its IPO of 1,250,800 Ordinary Shares, at a price of $8.00 per share and on September 30, 2025, the Company closed on a partial exercise of the underwriters’ over-allotment option to purchase additional 3,824 Ordinary Shares, at a price of $8.00 per share, resulting in total gross proceeds from the IPO of $10.0 million (net proceeds of $8.2 million after deducting underwriting discounts and commissions and other offering expenses). The Company’s Ordinary Shares are listed on the NYSE American and commenced trading under the symbol “NSRX” on August 13, 2025.

In addition, pursuant to the terms of the underwriting agreement for the IPO, the underwriter was granted 37,614 Underwriter Warrants. The Underwriter Warrants have an exercise price equal to $10.00 per Ordinary Share, became exercisable on February 10, 2026 and will expire on August 10, 2030. The Company estimated the fair value of the Underwriter Warrants using a Black-Scholes options pricing model to be approximately $257, which were recognized as issuance expenses. The Underwriter Warrants were classified as equity in accordance with ASC 815-40, as they are indexed to the Company’s own stock and meet all equity classification criteria. Accordingly, the Underwriter Warrants were recorded within shareholders’ equity and are not subsequently remeasured.

On February 10, 2026, the Company entered into a definitive securities purchase agreement (the “Securities Purchase Agreement”), for a private placement of Ordinary Shares and Ordinary Warrants (the “February 2026 Private Placement”). Pursuant to the Securities Purchase Agreement, certain investors purchased 2,695,425 of the Company’s Ordinary Shares and Ordinary Warrants to purchase up to 2,695,425 Ordinary Shares at a combined purchase price of $5.565 per share and accompanying Warrant. The February 2026 Private Placement resulted in gross proceeds to the Company of $15.0 million (net proceeds of $13.7 million after deducting placement agent fees and other expenses).

The Ordinary Warrants have an exercise price of $6.53 per Ordinary Share, and expire upon the earlier of two years from the date of issuance and 30 trading days following the Company’s announcement of the top-line results of the Company’s NS002 pivotal study. None of the Ordinary Warrants have been expired nor  exercised as of the date of these consolidated financial statements. The Ordinary Warrants were classified as equity in accordance with ASC 815-40, as they are indexed to the Company’s own stock and meet all equity classification criteria. Accordingly, the Ordinary Warrants were recorded within shareholders’ equity.

F-6

NASUS PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars in thousands, except share and per share amounts)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation - The accompanying interim Condensed Consolidated financial statements of the Company are unaudited. These interim Condensed Consolidated financial statements have been prepared in accordance with U.S. GAAP and the applicable rules and regulations of the SEC for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

The December 31, 2025 condensed consolidated balance sheet was derived from the audited financial statements as of that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

The accompanying unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all adjustments of a normal recurring nature considered necessary to state fairly the Company’s financial position, results of operations, and cash flows for the interim periods. The interim results for the six months ended June 30, 2026 are not necessarily indicative of the results that may be expected for the year ending December 31, 2026, or for any other future annual or interim period.

The unaudited interim condensed consolidated financial statements should be read in conjunction with the audited financial statements and accompanying notes of the Company for the year ended December 31, 2025. The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2025, are applied consistently in these interim condensed consolidated financial statements.

Use of estimates

The preparation of condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant items subject to such estimates and assumptions include identifying the existence of embedded derivatives, share-based compensation and the determination of the fair value of the Company’s Ordinary Shares, share options and the fair value of convertible securities. Management believes that the estimates, and judgments they made, are reasonable based upon information available to them at the time that these estimates and judgments are made. To the extent that there are material differences between these estimates and actual results, the Company’s condensed consolidated financial statements will be affected.

Recently Adopted Accounting Standards

As an emerging growth company, the JOBS Act allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflects this election.

Recently Issued Accounting Standards Not Yet Adopted

In December 2023, the FASB issued ASU No. 2023-09, Income Tax (Topic 740): Improvements to Income Tax Disclosures, which amended disclosure requirements for income taxes. The primary changes from this update relate to improvements over income tax disclosures related to the rate reconciliation, income taxes paid and other disclosures. The amendments in this update are effective for annual reporting periods beginning after December 15, 2025, with early adoption permitted. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

In November 2024, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2024-03, Income Statement— Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), Disaggregation of Income Statement Expenses. This update aims to enhance the transparency of financial reporting by requiring public business entities (PBEs) to provide disaggregated disclosure of certain income statement expense captions into specified categories in disclosures within the footnotes to the consolidated financial statements. The ASU is effective for annual fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. Adoption of this ASU should be applied on a prospective basis, although retrospective application is permitted. The Company is currently evaluating the impact of adopting this ASU on its consolidated financial statements and disclosures.

NOTE 3:	CONVERTIBLE SECURITIES

a.	The Company has raised funds through the issuance of SAFEs.

A SAFE requires conversion into shares of the Company upon the occurrence of certain events, or at the maturity date of the SAFE. The number of shares to be issued upon conversion of the SAFE are not fixed and will be dependent upon the nature of the event that occurred that resulted in its conversion, the fair value of shares as of the event’s date, and other factors as defined in the related agreement.

SAFEs are classified as a liability and the Company elected the fair value option in accordance with ASC 825, Financial Instruments (“ASC 825”). Accordingly, the liability is adjusted to fair value at each balance sheet date, with the change in fair value being recorded as change in fair value of convertible securities within the statements of operations. The Company reclassifies the SAFE amount from liability to equity once it converts into Ordinary Shares.

F-7

NASUS PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars in thousands, except share and per share amounts)

b.	On April 9, 2024, the Board of Directors approved the issuance of additional SAFEs to certain shareholders and third parties up to the maximum aggregate amount of $1,500, which increased on August 28, 2024 to $2,000 (the “2024 SAFEs”). The Company raised $1,000 under the 2024 SAFEs during the year ended December 31, 2024 and an additional $435 during the six-month period ended June 30, 2025. In addition, 2024 SAFEs in the amount of $636 were issued in connection with the discharge of the Company’s obligations under the July 2022 Loan and February 2023 Loan (as defined in Note 3 to the financial statements as of December 31, 2025).

The Company’s IPO triggered the conversion of the 2024 SAFEs into Ordinary Shares and the 2024 SAFE were converted into 398,653 Ordinary Shares.

c.	The Company measured the 2024 SAFEs upon receiving the cash and on each period end at its fair value in accordance with ASC 825-10 with the changes in fair value reported in the condensed consolidated statements of operations.

The SAFEs were valued at the end of the period using a probability-weighted expected return model, which incorporated significant unobservable inputs.

The Company used the following significant inputs in measuring the SAFEs:

June 30, 2025
Fair value of Ordinary Share*	$4.14
Weighted average cost of capital	23.1%
Risk free rate	4.29% - 4.41%
Time to maturity	0.25-0.43

*	Including inputs and assumptions on the likelihood of a SAFE mandatory conversion, qualified equity financing or liquidity event or dissolution.

NOTE 4:	FAIR VALUE MEASUREMENTS

The changes in the fair value of the Company’s Level 3 financial liabilities, which are measured on a recurring basis are as follows:

Convertible securities

January 1, 2025	$1,802
Proceeds from issuance of SAFEs	435
Change in fair value of convertible securities	326
June 30, 2025	$2,563

There were no SAFE liabilities outstanding as of June 30, 2026 (see Note 3).

There were no transfers between fair value measurement levels during the six-months ended June 30, 2026 and year ended December 31, 2025.

The estimated fair value of the Company’s cash and cash equivalents, short term deposits, restricted cash, other current assets, accounts payable, accrued expense and other current liabilities approximates their carrying values as these financial instruments are highly liquid or short-term in nature.

F-8

NASUS PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars in thousands, except share and per share amounts)

NOTE 5:-	CONTINGENT LIABILITIES AND COMMITMENTS

Litigation

a.	From time to time, the Company may be involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. The Company discloses pending claims and legal proceedings litigation if the Company believes a possibility exists that the claims and legal proceedings litigation will have a material effect on its financial results. Legal costs are accounted for as they are incurred.

b.	In May 2022, the Company received a letter from a supplier associated with the Taffix business, which demanded that the Company pay professional fees billed to the Company in connection with services provided by the supplier. In August 2022, the supplier commenced legal proceedings in the magistrate court of Tel Aviv, in an amount of $92. On July 17, 2025, the Company agreed for a settlement in return for all claims made to pay an aggregate amount of NIS 310 ($94) to be paid monthly in eight equal instalments until April 2026. A liability of $0 and $36 is recorded as current liabilities related to discontinued operations within the consolidated balance sheets as of June 30, 2026 and December 31, 2025, respectively.

Commitments

a.	In May 2019, the Company entered into a license agreement (“License Agreement”) with Formulex Pharma Innovations Ltd. (“Formulex”). Formulex is an Israeli corporation, owned by the Company’s shareholders, Mr. Ehud Gilboa, Dr. Dalia Megiddo and Dr. Ronnie Herschman. Pursuant to the License Agreement, Formulex granted the Company a license for the development, manufacture and commercialization of Formulex’s patent for dry powder compositions for intranasal delivery and rights in the know-how of its intranasal and inhaled formulations, combination products, and particle engineering, together, the Licensed Products. Also pursuant to the License Agreement, the Company pay Formulex royalties of the Licensed Products in the amount of 0.5% of net sales of the licensed products, which are capped at $100 in the aggregate. The royalty payment period commenced on the effective date of the agreement and will continue on a country-by-country, product-by-product basis for the longer of: (i) 15 years from the date of the first commercial sale of such Licensed Product in such country, or (ii) until the licensed patent expires in such country. The Company may terminate the License Agreement for any reason upon 60 days prior written notice. In the event of such termination, the Company has the right to acquire the Licensed Technology in an amount equal to the difference between the amount of royalty actually paid to Formulex prior to the date of termination and the amount of $100. Termination of the agreement does not relieve the parties of obligation accrued prior to such termination.

In June 2019, the Company entered into a service agreement with Formulex, as subsequently amended in March 2020 (the “2019 Formulex Service Agreement”), to facilitate the flow of information and know how, as well as help develop the Company products. The Company agreed to pay a monthly fee of $5 under this agreement. The 2019 Formulex Service Agreement renewed every year for a period of one year, unless terminated by either party upon 30 days’ written notice, in accordance with the terms and conditions set forth therein. In December 2025, the Company and Formulex agreed on the termination of the 2019 Formulex Service Agreement and to forfeiture of prior obligations under that agreement.

On September 8, 2025, the Company entered into a services agreement with Formulex where the Company would pay a monthly fee of $10 for research and development services. The term of the service agreement is 36 months and the Company has the right to terminate it with 30 days notice.

In connection with the same, Formulex provided the Company with non-recurring development services in the six months ended June 30, 2026 and 2025 for additional fees of $114 and $76, respectively.

In December 2024, the Company signed an additional agreement with Formulex to provide services which support the Company in providing services to the governmental body. An amount of $171 is recorded in the consolidated statements of operations in research and development expenses during the six month period ended June 30, 2025.

On March 23, 2026, the Company entered into a services agreement with Formulex for the formulation, development, analytical method qualification, GMP manufacturing, batch release, and stability testing services for the Company’s Ondansetron Nasal Powder. Under the agreement, Formulex will manufacture up to 200 investigational drug product devices and perform related analytical and stability services in accordance with the agreed scope of work. The Company will compensate Formulex based on the agreed project milestones and payment schedule set forth in the agreement. An amount of $7 is recorded in the consolidated statements of operations in research and development expenses during the six month period ended June 30, 2026.

b.	In July 2024, the Company entered in a non-recurring research arrangement with a government body to perform research and development activities in connection with a new formulation, that is intended to be used through intranasal delivery. As of June 30, 2025, the research and development activity related to that arrangement have commenced, and an amount of $196 received from the governmental body. The amounts received under the arrangement were recorded as a reduction to research and development expenses within the statements of operations during the six-month period ended June 30, 2025. As of December 31, 2025, the research and development activity related to that arrangement have completed.

c.	In September 2019, the Company entered into a master service agreement and schedules of work (the “2019 Aptar Agreement”) with Aptar Group Inc. (“Aptar”) under which Aptar granted the Company technology access to co-development and support for the development and submissions to regulatory bodies of intranasal to deliver NS001 and NS002 using Aptar’s technology.

F-9

NASUS PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars in thousands, except share and per share amounts)

The 2019 Aptar Agreement had an early termination fee in case the Company terminate NS001 or NS002 programs for whatever reason, other than a breach of the agreement by Aptar, of $450 for each product.

In April 2021, the Company entered into an agreement with Aptar’s subdivision, NextBreath, which was subject to terms and conditions of the 2019 Aptar Agreements, to perform laboratory and development services in connection with NS001. For the services received under the 2019 Aptar Agreement by April 2022, there was an amount of $529 outstanding payable to Aptar.

On June 15, 2022, Aptar sent Nasus a Notice of Default Letter, which followed by Notice of Termination Letter sent on October 5, 2022, in which Aptar claimed for alleged breach of the contractual obligations of the Aptar Agreement made by Nasus and stated the outstanding amounts of $529 and in addition a termination fee of $450 related to NS001. The Company did not agree with the alleged breach made by Aptar and the existence of any grounds for termination of the Aptar’s Agreement. As of June 30, 2025 and December 31, 2024, a liability of $529 was recorded as accounts payable within the consolidated balance sheets. The Company has not recorded a liability for the termination fees of $900 ($450 for NS001 and $450 for NS002). The Company settled all outstanding disputes relating to the 2019 Aptar Agreement as further noted below.

In October 2025, the Company and Aptar entered into a Termination and Settlement Agreement (the “Termination Agreement”) pursuant to which the Company and Aptar agreed to (i) terminate the 2019 Aptar Agreements, and (ii) fully and finally resolve and settle all outstanding disputes relating to the 2019 Aptar Agreements. Pursuant to the Termination Agreement, the Company paid Aptar $75 in 2025 and $225 in May 2026, for a total settlement of $300 (the “Settlement Amount”), in full and final settlement of all outstanding disputes relating to the 2019 Aptar Agreements, including the $529 claimed by Aptar and any future claims for termination fees. As of June 30, 2026 and December 31, 2025, a liability of $0 and $225, respectively, is recorded as accounts payable within the consolidated balance sheets.

In October 2025, the Company and Aptar concurrently entered into a new master service agreement and schedules of work (the “New Aptar Agreement”) in which Aptar granted the Company technology access to co-development and support for the development and submissions to regulatory bodies of intranasal to deliver NS002 using Aptar’s technology. In connection with the New Aptar Agreement, the Company is required to pay Aptar up to $1,000 in the aggregate comprising of $600 to be paid in three annual instalments, milestone payments of $200 upon submission of New Drug Application (“NDA”) with the U.S. Food and Drug Administration (or equivalent body outside the U.S) (“FDA”) and additional $200 upon approval of the NDA with the FDA, and royalty payments based on sales of the intranasal Epinephrine product for a period of seven years commencing on the date of first commercial sale. The Company paid $200 to Aptar to date under the New Aptar Agreement. The New Aptar Agreement has an early termination fee in case the Company terminates NS002 program for whatever reason, other than a breach of the agreement by Aptar, of up to $160 based on termination date.

In addition, in October 2025, the Company entered into a short-form supply agreement (the “Supply Agreement”) with Aptar relating to NS002. Pursuant to the Supply Agreement, and subject to approval of the underlying product by the FDA, Aptar will serve as the Company’s exclusive supplier of unit dose powder nasal delivery system devices, and the Company has agreed to purchase 100% of its requirements for such devices from Aptar for use in the Company’s Epinephrine products. The Supply Agreement has an initial term of five years and is renewable for an additional two-year period. The Supply Agreement also sets forth pricing on a per-component basis. Initial payment of $95 was made on May 20, 2026 and was booked as prepaid expense, as the related materials had not yet been received as of June 30, 2026.

d.	In August 2025, the Company entered into a consulting agreement with Capital Point Ltd. (“Capital Point”) pursuant to which Capital Point agreed to provide the Company certain investor relations, public relations services and business development related services in connection with all of the Company’s product candidates. Capital Point provided such services to the Company through June 2026 for an aggregate consideration of $600. The consulting agreement expired in June 2026 and was not renewed.

NOTE 6:-	SEGEMENT REPORTING

Segment information is prepared on the same basis that the Company’s chief operating decision maker (“CODM”), the Chief Executive Officer, manages the business, makes business decisions and assesses performance. The Company has one operating and reportable segment specializing in the development of intranasal drugs to treat emergency medical conditions, as described in Note 1(a). All of the Company’s assets are located in Israel.

The CODM assesses performance for this segment and decides how to allocate resources based on net loss. The measure of segment assets is reported on the balance sheet as cash and cash equivalents. The Chief Executive Officer performs the assessment of segment performance by using the reported measure of segment profit or loss to monitor actual results.

The table below summarizes the significant expense categories regularly reviewed by the CODM for the six-months ended June 30, 2026 and 2025.

	Six Months Ended June 30,
	2026	2025

Significant segment expenses:
Payroll and payroll related (*)	1,312	132
Subcontractors and consultants (*)	3,179	228
Professional services (*)	380	130
Other	658	265
Other segment items:
Share-based compensation	513	150
Loss (income) from change in fair value of convertible securities	-	326
Interest income	(128)	-
Other expense, net	35	51
Deferred issuance costs	-	(88)
Net loss (income) from discontinued operations	(6)	58
Net loss	$5,942	1,252

(*)	Excluding share-based compensation expenses and including costs capitalized as deferred issuance costs.

F-10

NASUS PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars in thousands, except share and per share amounts)

NOTE 7:-	NET LOSS PER SHARE ATTRIBUTABLE TO SHAREHOLDER

Basic net loss per share is computed using the weighted average number of shares of Ordinary Shares outstanding for the period. Diluted net loss per share reflects the effect of the assumed exercise of any share options, and the conversion of any convertible securities, in each case only in the periods in which such effect would have been dilutive.

For the six months and year ended June 30, 2026 and June 30, 2025, net loss per share amounts were the same for Ordinary Shares, Class A Ordinary Shares, Class A-1 Ordinary Shares, Class A-2 Ordinary Shares, Class A-3 Ordinary Shares, Class A-3A Ordinary Shares and Class A-3B Ordinary Shares because the holders of each class are entitled to equal per share dividends.

The table below presents the computation of basic and diluted net loss per share:

	Six Months Ended June 30,
	2026	2025

Numerator:
Loss from continuing operations	5,948	1,194
Net loss (income) from discontinued operations	(6)	58
Net loss attributable to holders of Ordinary Shares	$5,942	$1,252

Loss from continuing operations	5,948	1,194
Net loss (income) from discontinued operations	(6)	58
Net loss attributable to holders of Ordinary Shares and assumed conversions	$5,942	$1,252

Denominator*:
Weighted-average number of Ordinary Shares used to compute net loss per share, basic	11,070,458	7,362,906
Weighted-average number of Ordinary Shares used to compute net loss per share, diluted***	11,070,458	7,362,906

Net income (loss) per share, basic:
Continuing operations	(0.54)	(0.16)
Discontinued operations	(0.00)	(0.01)
Net loss per share, basic	$(0.54)	$(0.17)

Net income (loss) per share, diluted:
Continuing operations	(0.54)	(0.16)
Discontinued operations	(0.00)	(0.01)
Net loss per share, diluted	$(0.54)	$(0.17)

***	After giving effect to the forward share split, see also Note 1(c).

The table below presents the number of securities that were excluded from the calculation of diluted net loss per share as the effect would have been anti-dilutive:

	Six Months Ended June 30,
	2026	2025

Share options	817,567	538,231
Ordinary Warrants	2,695,425	-
Underwriter Warrants	37,614	-
2024 SAFE*	-	614,006

●	The weighted average number of Ordinary Shares in connection with the 2024 SAFE for the six months ended June 30, 2025 is based on the assumption the conversion of the 2024 SAFE into shares will occur upon its maturity.

F-11

NASUS PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars in thousands, except share and per share amounts)

NOTE 8:- RELATED PARTIES

a.	Mr. Udi Gilboa and Dr. Dalia Megiddo are shareholders and each hold approximately 16% of the Company’s issued and outstanding Ordinary Shares as of June 30, 2026. Mr. Gilboa is the Chairman of the Board of Directors and Dr. Megiddo is a member of the Board of Directors, Chief Development Officer and Chief Medical Officer, and the former Chief Executive Officer (until January 6, 2025).

b.	Dr. Ronnie Hershman is a member of the Board of Directors and beneficially holds approximately 8% of the Company’s issued and outstanding Ordinary Shares as of June 30, 2026.

c.	Mr. Gilboa and Dr. Megiddo were each entitled to management fee of NIS 45 (approximately $13) plus customary social benefits of additional 25% of the management fee. In February 2022, both Mr. Gilboa and Dr. Megiddo agreed to a voluntary deferral of such fee of NIS 9 (approximately $3), and an additional deferral of NIS 18 (approximately $5) in November 2022. In October 2025, entire deferred fees totaling $346 and $342 covering the period from March 2022 to July 2025 was paid to Mr. Gilboa and Dr. Megiddo, respectively. As of June 30, 2026, there were no outstanding balances for management fees payable to Mr. Gilboa and Dr. Mergiddo. As of December 31 2025 the Company had outstanding management fee balances totaling $73.

In March 2025, the shareholders and the Board of Directors approved compensation adjustments upon completion of the IPO to Mr. Udi Gilboa, as follows: (i) NIS 86 ($24) monthly consultation fee in the first year following the IPO, (ii) NIS 90 ($25) monthly consultation fee in the second year following the IPO, and (iii) NIS 95 ($26) monthly consultation fee from the third year following the IPO; (iv) monthly car allowance and maintenance expenses of NIS 4 ($1); (v) annual bonus of up to 25% of the annual consulting fees, the specific amount of which is subject to further approval of our Board of Directors; and (vi) one-time bonus of NIS 1,068 plus VAT ($293) upon completion of the IPO. Further, the compensation committee and Board of Directors, may grant Mr. Gilboa: (i) a special bonus of up to 1.5% of the proceeds of a qualified merger, sale, or assignment as provided therein; (ii) an equity financing bonus equal to up to 2% of the cash proceeds in a private placement or other equity financing transaction, and (iii) a one-time bonus for special efforts performed by Mr. Gilboa and/or in respect of the significant contribution of Mr. Gilboa to the Company’s operations, special projects or extra ordinary achievements which are not in the Company’s ordinary course of business.

In March 2025, the Board of Directors and the shareholders approved compensation adjustments upon completion of the IPO to Dr. Dalia Megiddo, as follows: (i) NIS 86 ($24) monthly consultation fee in the first year following the IPO, (ii) NIS 97 ($27) monthly consultation fee in the second year following the IPO, and (iii) NIS 106 ($29) monthly consultation fee from the third year following the IPO; (iv) monthly car allowance and maintenance expenses of NIS 4 ($1); (v) annual bonus of up to 25% of annual consulting fees, subject to approval of our Board of Directors; one-time bonus of NIS 855 plus VAT ($235) upon completion of the IPO. Further, the compensation committee and the Board of Directors, may grant Dr. Megiddo (i) a special bonus of up to 1.5% of the proceeds of a qualified merger, sale, or assignment as provided therein; (ii) a one-time bonus for special efforts performed by Dr. Megiddo and/or in respect of the significant contribution of Dr. Megiddo to the Company’s operations, special projects or extra ordinary achievements which are not in the Company’s general course of business; (iii) a bonus of NIS 905 plus VAT ($249) upon NDA submission for NS002 to the FDA; and (iv) a bonus of NIS 1,811 plus VAT ($497) upon FDA approval of an NDA for NS002.

For the six months ended June 30, 2026 and 2025, management fees for Mr. Gilboa in the total amount of $456 and $137  respectively, recorded as operating expense within the consolidated statements of operations. Mr. Gilboa’s fees for the six-months ended June 30, 2026 include a one-time bonus of $277 representing 2% of the private placement’s aggregate net proceeds in connection with the February 2026 Private Placement.

For the six months ended June 30, 2026 and 2025, management fees for Dr. Dalia Megido in the amount of $182  and $94  respectively, recorded as operating expense within the consolidated statements of operations.

F-12

NASUS PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars in thousands, except share and per share amounts)

d.	Mr. Gilboa subleased office space for a monthly fee of NIS 12 (approximately $3) and Topnotch Consultancy (2009) Ltd., a company owned by Mr. Gilboa, provided the Company with secretarial services for a monthly fee of NIS 15 (approximately $4), which increased from a monthly fee of NIS 5 (approximately $2) starting April 2025. The agreements were terminated in September 2025.

e.	Mr. Gilboa, Dr. Megiddo and Dr. Ronnie Hershman have all participated in SAFEs issued by the Company (see Note 3). Mr. Gilboa, Dr. Megiddo and Dr. Hershman invested $50, $50 and $150 respectively in the 2024 SAFEs.

f.	Mr. Gilboa, Dr. Megiddo and Dr. Ronnie Hershman invested $10, $10 and $290 in the short-term debt from shareholders as part of the July 2022 Loan and the February 2024 Loan, which was later exchanged to 2024 SAFEs (see Note 3).

g.	Mr. Gilboa, Dr. Megiddo and Dr. Hirshman are major shareholders of Formulex which granted services and additional services and license to the Company (see Note 6).

h.	In January 2025, the Board of Directors approved the engagement with Dan Teleman as Chief Executive Officer (“CEO”). The CEO is entitled to a gross monthly salary in the amount of NIS 30 ($9) beginning January 7, 2025 and until March 2025. Beginning April 1, 2025, the CEO is entitled to a gross monthly salary of NIS 40 ($11), to be increased to NIS 70 ($22) as of and subject to consummation of the IPO until the first anniversary of the IPO, and thereafter to NIS 75 ($24) until the second anniversary of the IPO and to NIS 80 ($25) thereafter. Additionally, the CEO will be entitled to an annual bonus in between 10%-20% of his annual gross salary (the “CEO Annual Bonus”). The CEO is also entitled to other benefits such as reimbursement of expenses and certain bonus payments, including a one-time bonus payment of NIS 120 ($33) upon and subject to consummation of the IPO (the “CEO IPO Bonus”).

In March 2025, the shareholders and the Board of Directors approved, subject to the consummation of the IPO, the following amendments to the agreement with the CEO (1) an increase in the CEO Annual Bonus from 10%-20% of his annual gross salary to 20%-30%; (2) one-time bonus of $75 if the Phase 3 clinical trial of NS002 successfully meets its primary end-point; and (3) an increase in the CEO IPO Bonus to NIS 240 ($66). In August 2025, following the consummation of the IPO, the Company paid the CEO IPO Bonus.

On July 22, 2026, Mr. Dan Teleman and the Company entered into mutual separation agreement   (see Note 11).

i.	Mr. Gilboa and Dr. Ronnie Hershman invested $100 each in the February 2026 Private Placement.

In addition, Mr. Udi Gilboa received a bonus of 2% of the private placement’s aggregate net proceeds, in an amount of $277. In addition, management received a bonus of $270 in aggregate of which $70 is subject to the shareholder approval.

j.	The following related party balances are included in the balance sheets:

	June 30, 2026	December 31, 2025
CURRENT LIABILITIES:
Trade payables	-	$78
Accrued expense and other current liabilities	$94	$136

k.	The following related party transactions are included in the statements of operations:

	Six Months Ended June 30,
	2026	2025

Research and development	$320	$295
General and administrative	$839	$286

NOTE 9:-	DISCONTINUED OPERATIONS

During 2020, the Company’s research and development team in Israel developed a nasal powder that creates a hostile microenvironment in the nose where many airborne viruses can’t survive, which was marketed as Taffix (“Taffix”). At the end of 2021, the Company started the wind-down of Taffix by selling off all the manufacturing equipment, ceasing marketing efforts, seeking alternatives, fulling final orders but not accepting new orders, disposal of inventory and terminating of engagements with employee contractors and manufacturers. As of December 2022, the Company was no longer engaged in the development, production, marketing or sales of Taffix.

F-13

NASUS PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars in thousands, except share and per share amounts)

In accordance with applicable accounting guidance, the results of Taffix are presented as net income (loss) from discontinued operations in the statements of operations. Further, the Company reclassified the liabilities of Taffix current liabilities related to discontinued operations on the balance sheets as of June 30, 2026 and December 31, 2025. The statements of cash flows are presented on a basis for both continuing operations and discontinued operations.

The following table presents key components of “Net income (loss) from discontinued operations”:

	Six Months Ended June 30
	2026	2025

Other income (expense), net	6	58
Net income (loss) from discontinued operations	$6	$58

The following table presents liabilities that are classified as discontinued operations on the balance sheets:

	June 30, 2026	December 31, 2025

Liabilities
Current Liabilities:
Accounts payable	$156	$161
Accrued expense and other current liabilities	-	35
Advances from customers	279	287

Current liabilities related to discontinued operations	$435	$483

NOTE 10:	OTHER SIGNIFICANT EVENTS DURING THE PERIOD

a.	In January 2025, the Board of Directors approved the engagement with Dan Teleman as CEO. The CEO is entitled to a gross monthly salary in the amount of NIS 30 ($9) beginning January 7, 2025 and until March 2025. Beginning April 1, 2025, the CEO is entitled to a gross monthly salary of NIS 40 ($11), to be increased to NIS 70 ($22) as of and subject to consummation of the IPO until the first anniversary of the IPO, and thereafter to NIS 75 ($24) until the second anniversary of the IPO and to NIS 80 ($25) thereafter. Additionally, the CEO will be entitled to an annual bonus in between 10%-20% of his annual gross salary (the “CEO Annual Bonus”). The CEO is also entitled to other benefits such as reimbursement of expenses and certain bonus payments, including the “CEO IPO Bonus.

In January 2025, the Company granted the CEO and Oren Elmaliach, its Director of Finance, 318,856 share options and 27,681 share options, respectively, to purchase 346,537 Class Ordinary Shares at an exercise price of $6.05. The share options are to vest over a period of 36 months, commencing January 7, 2025, with the share options granted to the CEO vesting fully upon change of control, other than IPO, as defined in the option letter award agreement. In addition, the Company increased the maximum number of Ordinary Shares reserved for issuance under its 2019 Incentive Option Plan (the “2019 Plan”) by 477,008, from 246,170 Ordinary Shares to 723,178 Ordinary Shares.

In March 2025, the shareholders and the Board of Directors approved, subject to the consummation of the IPO, the following amendments to the agreement with the CEO (1) an increase in the CEO Annual Bonus from 10%-20% of his annual gross salary to 20%-30%; (2) one-time bonus of $75 if the Phase 3 clinical trial of NS002 successfully meets its primary end-point; and (3) an increase in the CEO IPO Bonus to NIS 240 ($66). In August 2025, following the consummation of the IPO, the Company paid the CEO the CEO IPO Bonus.

In July 24, 2026, the Company’s entered into a mutual separation agreement with Mr. Dan Teleman, pursuant to which he agreed to resign from his position of Chief Executive Officer of the Company and from the Company’s Board of Directors, effective July 22, 2026.(see Note 11).

b.	On March 17, 2025, the shareholders approved the following changes to the Company’s share capital, which took place on August 12, 2025, or the effective date of the registration statement on Form F-1 in connection with the IPO:

1.	All shares of Class A Ordinary Shares, Class A-1 Ordinary Shares, Class A-2 Ordinary Shares, Class A-3 Ordinary Shares, Class A-3A Ordinary Shares and Class A-3B Ordinary Shares were converted into Class Ordinary Shares on a ratio of 1-for-1;

2.	The par value of its Class Ordinary Shares was changed so that the Class Ordinary Shares have no par value; and

3.	The Company’s increased the authorized Class Ordinary Shares by 9,536 thousand shares. Following the increase, the Company’s authorized capital shares consisted of 22,802,000 shares of Class Ordinary Shares, no par value.

c.	On February 10, 2026, the Company entered into Securities Purchase Agreement, for a private placement of Ordinary Shares and Ordinary Warrants (see Note 1d).

d.	On March 5, 2026, the shareholders of the Company approved:

1.	An increase of the Company’s authorized share capital to 50,000,000 Ordinary Shares;

2.	A U.S subplan for U.S. persons to the 2019 Plan of up to 100,000 options;

3.	Equity grants to the non-executive directors of an aggregate amount of 30,000 options. The options have an exercise price of $5.38 and vest over four years in quarterly installments;

4.	An equity grant to the CFO of an aggregate amount of 126,197 options. The options have an exercise price of $7.56 and vest over a period of two years in sixteen equal installments; and

5.	A $50 milestone-based bonus to the CEO, which is contingent upon the successful completion of the Company’s Phase 2 clinical trial.

e.	On March 5, 2026, the Board of Directors approved the grants of an aggregate amount of 55,500 options to certain employees and advisors of the Company.

F-14

NASUS PHARMA LTD. AND ITS SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars in thousands, except share and per share amounts)

NOTE 11:	SUBSEQUENT EVENTS

a.	In July 24, 2026, the Company’s entered into a mutual separation agreement with Mr. Dan Teleman, pursuant to which he agreed to resign from his position of Chief Executive Officer of the Company and from the Company’s Board of Directors, effective July 22, 2026. Pursuant to the mutual separation agreement, the Company is obligated to pay contractual compensation and statutory employment benefits, including accrued but unpaid salary and vacation entitlements. In addition, the Board of Directors approved an annual bonus of $70, which remains subject to shareholder approval before payment.

b.	Subsequently, the Board of Directors appointed Mr. Brendan P. O’Grady as the Company’s CEO, effective July 27, 2026. Mr. O’Grady is entitled to an annual base salary of $500. In addition to the base salary, Mr. O’Grady is eligible for an annual bonus. The maximum amount of the annual bonus shall be equal to fifty percent (50%) of the base salary.

Under the agreement, if, during the term, the Company completes a sale of all its assets or undergoes a change in control, Mr. O’Grady will be entitled to a bonus of $750, less applicable taxes and withholdings.

Mr. O’Grady is also entitled to 210,000 stock options subject to a three-year time-based vesting schedule of which one-third (1/3) vesting on the anniversary date while the remaining two-thirds (2/3) vesting in the three (3) month intervals of 17,500 options each, beginning with the fifteen (15) month anniversary of the effectivity date until fully vested upon the eight (8th) and final interval. The stock options have exercise prices of $3.50, $4.25, and $5.00 per share for each respective one-third tranche of the award.

Finally, Mr. O’Grady is also entitled to additional stock options with milestone-based vesting:

a.	35,000 additional options shall be granted and shall vest upon the exercise of at least eighty percent (80%) of the Ordinary Warrants issued to the February 2026 Private Placement investors; and

b.	35,000 additional options shall be granted and shall vest upon full regulatory approval of the Company’s epinephrine product.

Mr. O’Grady’s compensation package was approved by the Board of Directors, and remains subject to the approval of the Company’s shareholders.

F-15